**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 16, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Alaska Air Group, Inc.**
**File No. 001-08957 - CF#30938**

**Alaska Airlines, Inc.**
**File No. 000-19978 – CF#30938**

_____

Alaska Air Group, Inc. and Alaska Airlines, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 5, 2010, as amended on August 11, 2010.

Based on representations by Alaska Air Group, Inc. and Alaska Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1             through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary